SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                    Global Logistics Acquisition Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    379414105
                                 (CUSIP Number)

                                February 16, 2006
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379414105                 13G                    Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Ospraie Management, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               1,250,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               1,250,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,250,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               10.0%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               OO
-----------------------------------------------------------------------------

CUSIP No. 379414105                 13G                    Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Ospraie Holding I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               1,250,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               1,250,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,250,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               10.0%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------

CUSIP No. 379414105                  13G                   Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Ospraie Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               1,250,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               1,250,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,250,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               10.0%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               CO
-----------------------------------------------------------------------------

CUSIP No. 379414105                 13G                    Page 5 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Dwight Anderson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               1,250,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               1,250,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,250,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               10.0%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               IN
-----------------------------------------------------------------------------

CUSIP No. 379414105                 13G                    Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Global Logistics Acquisition Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 330 Madison Avenue, Sixth Floor, New York, New York 10017.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Ospraie Management, LLC, a Delaware limited liability company ("Investment Manager"), which serves as investment manager to The Ospraie Portfolio Ltd. ("Portfolio"), a Cayman Islands exempted company, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by Portfolio;

         (ii) Ospraie Holding I, L.P., a Delaware limited partnership ("Ospraie Holding"), which serves as the managing member of Investment Manager, with respect to the shares of Common Stock directly owned by Portfolio;

        (iii) Ospraie Management, Inc., a Delaware corporation ("Ospraie Management"), which serves as the general partner of Ospraie Holding, with respect to the shares of Common Stock directly owned by Portfolio;

         (iv) Dwight Anderson ("Mr. Anderson"), the sole shareholder of Ospraie Management, with respect to the shares of Common Stock held by Portfolio.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 379414105                 13G                    Page 7 of 10 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 320 Park Avenue, 27th Floor, New York, New York 10022, U.S.A.

Item 2(c).     Citizenship:

     Investment Manager is a limited liability company organized under the laws of the State of Delaware. Ospraie Holding is a limited partnership organized under the laws of the State of Delaware. Ospraie Management is a corporation organized under the laws of the State of Delaware. Mr. Anderson is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Global Logistics Acquisition Corporation, common stock, $0.0001 par value (the "Common Stock").

Item 2(e).  CUSIP Number:
     379414105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the
                     Act,

          (d)  [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940,

          (e)  [ ]   Investment Adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E),

          (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance
                     with 13d-1(b)(1)(ii)(F),

          (g)  [ ]   Parent Holding Company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G),

          (h)  [ ]   Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act,

          (i)  [ ]   Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940,

          (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.  [X]

CUSIP No. 379414105                  13G                   Page 8 of 10 Pages

Item 4.   Ownership.

     A.   Ospraie Management, LLC
          (a)  Amount beneficially owned: 1,250,000 shares of Common Stock.
          (b) Percent of class: 10.0% The percentages used herein and in the rest of Item 4 are calculated based upon the 12,500,000 shares of Common Stock issued and outstanding as of February 15, 2006 as reflected in the Company's Form 424B4, dated February 15, 2006.
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 1,250,000
             (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition: 1,250,000

     B.   Ospraie Holding I, L.P.
          (a)  Amount beneficially owned: 1,250,000 shares of Common Stock.
          (b)  Percent of class: 10.0%
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 1,250,000
             (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition: 1,250,000

     B.   Ospraie Management, Inc.
          (a)  Amount beneficially owned: 1,250,000 shares of Common Stock.
          (b)  Percent of class: 10.0%
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 1,250,000
             (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition: 1,250,000

     C.   Dwight Anderson
          (a)  Amount beneficially owned: 1,250,000 shares of Common Stock.
          (b)  Percent of class: 10.0%
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 1,250,000
             (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition: 1,250,000

CUSIP No. 379414105                 13G                    Page 9 of 10 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Investment Manager, in its capacity as the investment manager to Portfolio, has the power to direct the investment activities of Portfolio, including decisions with respect to the disposition of the proceeds from the sale of Common Stock. Ospraie Holding is the managing member of the Investment Manager and in that capacity directs its operations. Ospraie Management is the general partner of Ospraie Holding and in that capacity directs its operations. Mr. Anderson is the president and sole shareholder of Ospraie Management and in that capacity, directs its operations. The shareholders of Portfolio have the right to participate in the dividends from, or proceeds from the sale of, the shares of Common Stock held by Portfolio in accordance with their ownership interests in Portfolio.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     See Item 2.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 379414105                13G                    Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 24, 2006

                                   OSPRAIE MANAGEMENT, LLC
                                   By:  Ospraie Holding I, L.P.,
                                        its Managing Member

                                   By:  Ospraie Management, Inc.,
                                        its General Partner

                                   By:  /s/ Eric Vincent
                                        ----------------------------------------
                                        Eric Vincent
                                        Authorized Signatory


                                   OSPRAIE HOLDING I, L.P.
                                   By:  Ospraie Management, Inc.,
                                        its General Partner

                                   By:  /s/ Eric Vincent
                                        ----------------------------------------
                                        Eric Vincent
                                        Authorized Signatory


                                   OSPRAIE MANAGEMENT, INC.,

                                   By:  /s/ Eric Vincent
                                        ----------------------------------------
                                        Eric Vincent
                                        Authorized Signatory


                                   DWIGHT ANDERSON

                                   By:  /s/ Eric Vincent
                                        ----------------------------------------
                                        Eric Vincent, Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit 99.1 - Power of Attorney, dated October 19, 2005, granted by Dwight Anderson in favor of Kirk Rule and Eric Vincent.

                                                                    EXHIBIT 99.1

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, DWIGHT ANDERSON, hereby make, constitute and appoint each of KIRK RULE and ERIC VINCENT, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President, member of or in other capacities with Ospraie Management, LLC ("Ospraie LLC") and each of its affiliates or entities advised by me or Ospraie LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 19th day of October, 2005.


/s/ DWIGHT ANDERSON
---------------------------------
Dwight Anderson